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Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Sept 30, 2007	Sept 24, 2006	Sept 25, 2005	Sept 26, 2004	Sept 28, 2003
Earnings:
Income before income taxes	304,567	339,713	237,133	215,853	164,858
Rent expense	200,999	153,059	124,772	99,929	83,491
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3

One-third of rent expense	67,000	51,020	41,591	33,310	27,830
Interest expense	4,208	32	2,223	7,249	8,114

Fixed charges to add to earnings	71,208	51,052	43,814	40,559	35,944

Total available earnings	375,775	390,765	280,947	256,412	200,802
Fixed Charges:
Interest expense	4,208	32	2,223	7,249	8,114
Capitalized interest	882	928	2,976	2,132	1,385

Total interest	5,090	960	5,199	9,381	9,499
One-third of rent expense	67,000	51,020	41,591	33,310	27,830

Total fixed charges	72,090	51,980	46,790	42,691	37,329
Ratio of earnings to fixed charges	5.21x	7.52x	6.00x	6.01x	5.38x

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  Exhibit 12.1
  Whole Foods Market, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratio data)